# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BNY Mellon Municipal Income, Inc., CIK 0000839122
CUSIP: 05589T401
Title of class of securities: VARIABLE RATE MUNIFUND TERM PREFERRED SHARES
Address of issuer's principal executive offices: C/O BNY MELLON INVESTMENT ADVISER, INC., 240 GREENWICH STREET, NEW YORK, New York (NY), 10286
Date of event which requires filing of this statement: 04/02/2025
Amends the filing with accession number 0001140361-23-035768
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate, Center 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Banc of America Preferred Funding Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE MUNIFUND TERM PREFERRED SHARES
Name of issuer: BNY Mellon Municipal Income, Inc.
Address of issuer's principal executive offices: C/O BNY MELLON INVESTMENT ADVISER, INC., 240 GREENWICH STREET, NEW YORK, New York (NY), 10286
Comment:
This Amendment No. 2 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated July 12, 2023 and filed with the SEC on July 24, 2023 (as amended to the date hereof, the "Original Schedule 13D"), of Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the Variable Rate MuniFund Term Preferred Shares, Series 2023-1 ("VMTP Shares") of BNY Mellon Municipal Income, Inc. (the "Issuer").

This Amendment is being filed to report a change in the Reporting Person's ownership percentage of the Issuer as a result of the redemption of 1,209 VMTP (CUSIP No. 05589T401) Shares on April 2, 2025, as described in the Notice of Intention to Redeem Securities, N-23C-2, filed by BNY Mellon Municipal Income, Inc with the SEC on March 7, 2025.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraph (a) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety by incorporating by reference the cover pages of this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: Paragraph (b) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety by incorporating by reference the cover pages of this Amendment.
Transactions in the class effected during the past sixty days: Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof: "The 1,209 VMTP shares held by BAPFC were redeemed by the Issuer on April 2, 2025, for a redemption price of the liquidation preference and accumulated but unpaid dividends and as result of the redemption, the Reporting Persons now own 0 VMTP Shares."
Other persons with the right to receive dividends or sale proceeds: Paragraph (d) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof: "Not applicable"
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Paragraph (e) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof: "On April 2, 2025, as a result of the Transaction, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Power of Attorney

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Andres Ortiz, Authorized Signatory (04/04/2025)
- Banc of America Preferred Funding Corporation: /s/ Andres Ortiz, Andres Ortiz, Authorized Signatory (04/04/2025)